Exhibit 99.5

PRESS RELEASE

Electric Mobility: TotalEnergies Surpasses Milestone
of 1,000 High-Power Chargers in France

Paris/Lyon, October 6, 2023 – During the inauguration of TotalEnergies’ fifth 100% electric service station in France (Relais Garibaldi in Lyon), Chairman and Chief Executive Officer Patrick Pouyanné announced that the Company has now installed and operates more than 1,000 high-power chargers (HPC) for electrical vehicles nationwide. This significant milestone in electric mobility makes TotalEnergies the No.1 player in ultra-fast charging on France’s motorways and expressways.

As part of its strategy to support the development of electric mobility, TotalEnergies has already installed HPC points at more than180 service stations in France. Its target for 2026 is to reach 500 stations:

▪	200 stations on main roads and corridors (motorways and bypasses)
▪	300 stations in cities, peri-urban and transit areas (airports, train stations, tourist zones, etc.), one third of which will be 100% electric, like the station inaugurated today in Lyon and those in Paris-La Défense, Metz, Courbevoie and Rouen.

High-power charging (HPC) is a technology that enables compatible electric vehicles to recharge at a power of over 50 kW and up to 300 kW. Depending on the type of vehicle, this power enable to restore a range of 100 kilometers in 6 minutes, and recharge around 80% of the battery in around 20 minutes.

Committed to offering electric vehicle drivers a seamless customer experience, TotalEnergies ensures that its high-power charging stations include comfortable waiting areas equipped with sanitary and catering facilities, WiFi and access to all major payment options. Staff will also be present at all stations to greet customers and provide information.

“By installing 1,000 HPC chargers, TotalEnergies has demonstrated its commitment to help French households transition to electric mobility,” said Patrick Pouyanné, Chairman and CEO of TotalEnergies. “With close to 250 stations equipped by end-2023, TotalEnergies will offer customers ultra-fasting charging every 100 kilometers in cities and on motorways, consolidating its position as a leader in this segment in France.”

Beyond its service stations, TotalEnergies operates around 18,000 charge points in France, spread across local municipalities, corporate fleets, peri-urban locations, parking lots and private residences.

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About TotalEnergies and electric mobility

With over 48,000 charge points in operation by 2023, TotalEnergies promotes the development of electric mobility on a large scale by investing significantly in the deployment of charging infrastructures for electric vehicles, accessible to as many people as possible. The Company designs and develops mobility solutions to enable its customers to travel with complete peace of mind.

To enable fast charging on highways and on key traffic locations, the Company has already deployed 300 EV fast-charging hubs and is aiming for 1,000 sites by 2028 in Europe.

TotalEnergies supports its business customers in their transition to electric mobility by offering them charge point deployment and supervision services, at work or at their employees' homes. The Company also pursues its deployment in large metropolitan areas around the world, with a portfolio of more than 30,000 charge points operated or being deployed in Paris, London, Brussels, Ghent, Antwerp, Flanders, Amsterdam and its region, Berlin, Singapore, Madrid.

TotalEnergies also offers charging solutions at home for individuals, including an energy supply contract and connected charging services. From the production of renewable electricity to the operation of the charging service, the Company is present across the entire value chain of electric mobility.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).